UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FOURTH-QUARTER AND FULL YEAR 2013 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Solid full year growth in Consolidated Net Sales of 6.5% with an operating segment income margin of 39.7%

➢	Full year growth in Content revenue of 2.8% in spite of the negative impact of the implementation of the must-offer ruling

➢	Royalties from Univision reached US$273.2 million, a growth of 10.3% from last year

➢	Sky revenues reached Ps.16.1 billion, a growth of 11.3% from 2012, surpassing 6 million subscribers

➢	Strong revenue growth in our Cable and Telecom segment of 10.1% after the addition of more than 700 thousand revenue generating units (RGUs) during 2013

Consolidated Results

Mexico City, D.F., February 20, 2014—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for fourth quarter and full year 2013. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2013 and 2012, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2013 with 2012:

	2013	Margin %	2012	Margin %	Change %
Net sales	73,790.7	100.0	69,290.4	100.0	6.5
Operating segment income	29,860.4	39.7	28,413.5	40.3	5.1
Net income	10,234.2	13.9	10,069.1	14.5	1.6
Net income attributable to stockholders of the Company	7,748.3	10.5	8,760.6	12.6	(11.6)

Net sales increased by 6.5% to Ps.73,790.7 million in 2013 compared with Ps. 69,290.4 million in 2012. This increase was attributable to strong revenue growth in Cable and Telecom, and Sky segments. Operating segment income increased 5.1%, reaching Ps.29,860.4 million with a margin of 39.7%.

Net income attributable to stockholders of the Company decreased to Ps.7,748.3 million, or 11.6%, in 2013 compared with Ps.8,760.6 million in 2012. The net decrease of Ps.1,012.3 million reflected:

i) A Ps.4,993.3 million increase in share of loss of joint ventures and associates, net, primarily as a result of a non-cash impairment adjustment to our net investment in GSF, our 50% joint venture in the Iusacell telecom business.

ii) A Ps.1,177.4 million increase in net income attributable to non-controlling interests, resulting primarily from the recognition in Sky and our Cable and Telecom segments of deferred income tax assets, which included a benefit from tax loss carryforwards related to these segments in connection with the recently enacted 2014 Tax Reform.

These unfavorable variances were partially offset by i) a Ps.4,235.2 million increase in finance income, net, resulting primarily from a non-cash gain in fair value of our option to convert our investment in debentures issued by BMP, the controlling company of Univision, into shares of capital stock of BMP; ii) a Ps.567.3 million decrease in other expense, net; and iii) a Ps.324.4 million decrease in income taxes.

Full Year Results by Business Segment

The following table presents full year consolidated results ended December 31, 2013 and 2012, for each of our business segments. Full year consolidated results for 2013 and 2012 are presented in millions of Mexican pesos.

Net Sales	2013	%	2012	%	Change %
Content	33,817.6	45.0	32,884.1	46.6	2.8
Publishing	3,218.3	4.3	3,453.0	4.9	(6.8)
Sky	16,098.3	21.4	14,465.3	20.5	11.3
Cable and Telecom	17,138.8	22.8	15,570.4	22.0	10.1
Other Businesses	4,855.0	6.5	4,211.3	6.0	15.3
Segment Net Sales	75,128.0	100.0	70,584.1	100.0	6.4
Intersegment Operations1	(1,337.3)		(1,293.7)		(3.4)
Net Sales	73,790.7		69,290.4		6.5

Operating Segment Income2	2013	Margin %	2012	Margin %	Change %
Content	15,566.0	46.0	15,411.1	46.9	1.0
Publishing	328.9	10.2	447.6	13.0	(26.5)
Sky	7,340.5	45.6	6,558.0	45.3	11.9
Cable and Telecom	6,131.8	35.8	5,812.8	37.3	5.5
Other Businesses	493.2	10.2	184.0	4.4	168.0
Operating Segment Income	29,860.4	39.7	28,413.5	40.3	5.1
Corporate Expenses	(1,192.5)	(1.6)	(1,149.3)	(1.6)	(3.8)
Depreciation and Amortization	(9,846.4)	(13.3)	(8,474.2)	(12.2)	(16.2)
Other Expense, net	(83.1)	(0.1)	(650.4)	(0.9)	87.2
Operating Income	18,738.4	25.4	18,139.6	26.2	3.3

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expenses, net.

Content
Fourth quarter sales increased 2.1% to Ps.10,433.8 million compared with Ps.10,218.7 million in fourth quarter 2012.

Full year sales increased 2.8% to Ps.33,817.6 million compared with Ps.32,884.1 million in 2012.

		Millions of Mexican pesos	2013	%	2012	%	Change %
		Advertising	24,864.5	73.5	23,935.9	72.8	3.9
		Network Subscription Revenue	3,263.6	9.7	3,189.2	9.7	2.3
		Licensing and Syndication	5,689.5	16.8	5,759.0	17.5	(1.2)
		Net Sales	33,817.6	100.0	32,884.1	100.0	2.8

Advertising
Advertising fourth quarter revenue increased 7.8% to Ps.8,318.7 million compared with Ps.7,716.2 million in fourth quarter 2012. Advertising full year revenue increased by 3.9%. These results reflect stronger advertising revenues in our broadcasting channels and Pay-TV networks.

Network Subscription Revenue
Fourth-quarter Network Subscription Revenue decreased by 22.1% to Ps.638.6 million compared to Ps.819.4 million in fourth-quarter 2012. These results reflect forgone revenue as a result of the implementation of the must-offer ruling that came into effect with the constitutional reform in matters of telecommunications. Among other measures, this reform requires us to allow the retransmission free of charge and on a non discriminatory basis of free-to-air television signals to pay-TV licensees that operate in the same area of geographic coverage, subject to certain conditions being met.

Full year Network Subscription Revenue grew by 2.3% mainly as a result of the sustained addition of pay-TV subscribers in Mexico and, to a lesser extent, abroad. We closed 2013 with 35.7 million subscribers a growth of 7.5% from 2012. This effect was partially compensated by the must-offer ruling referred to above and to a lesser extent a negative translation effect on foreign-currency-denominated sales.
Licensing and Syndication
Fourth-quarter Licensing and Syndication revenue decreased by 12.3% to Ps.1,476.5 million compared to Ps.1,683.1 million in fourth-quarter 2012. The decrease is mostly explained by unusually strong sales to Latin America and coproduction revenues in fourth quarter 2012, and the resulting difficult comparison. Royalties from Univision increased 8.7% from US$68.0 million in fourth quarter 2012 to US$74.0 million in fourth quarter 2013.

The full year decrease in Licensing and Syndication revenue of 1.2% is explained by i) a decrease in sales to the rest of the world and lower coproduction revenues; and ii) a negative translation effect on foreign-currency-denominated revenues. This negative effect was partially compensated by an increase of 10.3% in royalties from Univision, from US$247.6 million in 2012 to US$273.2 million in 2013.

Fourth quarter operating segment income decreased 2.1% to Ps.4,705.4 million compared with Ps.4,807.8 million in fourth quarter 2012; the margin was 45.1%. These results reflect higher revenues that were offset by the effects of the must-offer ruling.

Full-year operating segment income increased 1.0% to Ps.15,566.0 million compared with Ps.15,411.1 million in 2012. The margin was 46.0%. These results reflect higher revenues, which were partially offset by the decrease in Network Subscription Revenue, the increase in production costs of special events, an increase in operating expenses related to higher employee costs and agency commissions, and a negative translation effect.

Publishing
Fourth quarter sales decreased 7.3% to Ps.927.7 million compared with Ps.1,000.3 million in fourth quarter 2012.

Full-year sales decreased 6.8% to Ps.3,218.3 million compared with Ps.3,453.0 million in 2012. The decrease is explained by lower circulation and advertising revenues in Mexico and the rest of the world and a negative translation effect on foreign-currency-denominated sales. In 2013 Mexico-derived revenues represented 39.2% compared with 38.7% in 2012..

Fourth quarter operating segment income increased 6.5% to Ps.144.4 million compared with Ps.135.6 million in fourth quarter 2012, and the margin was 15.6%.

Full year operating segment income decreased 26.5% to Ps.328.9 million compared with Ps.447.6 million in 2012, and the margin was 10.2%. This decrease reflects lower sales and higher marketing expenses. This effect was partially compensated by i) a decrease in paper, printing and editing costs; and ii) a positive translation effect on foreign-currency-denominated costs and expenses.

Sky
Fourth quarter sales increased by 9.7% to Ps.4,180.7 million compared with Ps.3,810.5 million in fourth quarter 2012. During the quarter, Sky added a total of 136,550 subscribers, mainly in Mexico.

Full year sales increased 11.3% to Ps.16,098.3 million compared with Ps.14,465.3 million in 2012. The annual increase was driven by solid growth in the subscriber base of more than 862 thousand, which is explained by the continued success of Sky’s low-cost offering, the attractiveness of Sky’s traditional pay-TV packages, and the increase in advertising revenues. As of December 31, 2013, the number of net active subscribers increased to 6,015,475 (including 168,063 commercial subscribers), compared with 5,153,445 (including 164,669 commercial subscribers) as of December 31, 2012. Sky closed the year with 203,076 subscribers in Central America and the Dominican Republic.

Fourth quarter operating segment income increased 11.4% to Ps.1,787.3 million compared with Ps.1,604.4 million in fourth quarter 2012, and the margin was 42.8%. This increase reflects lower programming costs, partially compensated by the amortization of costs related with the 24 exclusive matches of the 2014 Soccer World Cup.

Full year operating segment income increased 11.9% to Ps.7,340.5 million compared with Ps.6,558.0 million in 2012, and the margin was 45.6%. This increase reflects i) an increase in sales; and ii) lower programming costs. This effect was partially compensated by i) higher costs and expenses inherent to the growth in the subscriber base, mainly in the lower-cost packages; and ii) higher programming expenses related to special events.

Cable and Telecom
Fourth quarter sales increased 13.9% to Ps.4,599.4 million compared with Ps.4,037.0 million in fourth quarter 2012 driven by growth in all of our cable platforms.

Full year sales increased 10.1% to Ps.17,138.8 million compared with Ps.15,570.4 million in 2012. In the aggregate, the three cable operations added 709 thousand revenue generating units during the year as a result of the success of our competitive packages. Voice and data RGUs continued to be the main drivers of growth, increasing 21.4% and 27.6% compared with 2012, respectively, while video RGUs expanded by 8.1%.

	Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 12.6%, 12.9%, 9.6%, and 0.4% respectively.
	The following table sets forth the breakdown of subscribers for each of our three cable subsidiaries as of December 31, 2013.
		Cablevisión		Cablemás	TVI		Total
	Video	867,525		1,185,090	442,697		2,495,312
	Broadband	666,464		705,202	295,122		1,666,788
	Voice	415,023		347,609	153,295		915,927
	RGUs	1,949,012		2,237,901	891,114		5,078,027

Fourth quarter operating segment income increased 4.9% to Ps.1,656.2 million compared with Ps.1,579.1 million in fourth quarter 2012, and the margin was 36.0%. These results reflect continued growth in the cable platforms, and lower programming costs, partially compensated by a lower margin in Bestel when compared to last year, and higher personnel costs and selling expenses in our cable platforms. The lower margin in Bestel is explained by the larger contribution of long distance revenue, which has become a bigger portion of its revenue mix.

Full year operating segment income increased 5.5% to Ps.6,131.8 million compared with Ps.5,812.8 million in 2012, and the margin was 35.8%. These results primarily reflect continued growth in the cable platforms. These favorable variances were partially offset by the lower margin of Bestel and the increase in maintenance costs, personnel costs, and advertising spending during the year.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for 2013 and 2012.

	2013 Millions of Mexican pesos		Cablevisión	Cablemás		TVI	Bestel
	Revenue(1)		5,678.1	6,139.5		2,713.2	3,051.4
	Operating Segment Income(1)		2,266.2	2,108.9		1,177.6	820.7
	Margin		39.9%	34.3%		43.4%	26.9%

(1) These results do not include consolidation adjustments of Ps.443.4 million in revenues nor Ps.241.6 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

2012 Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(2)	5,041.1	5,439.7	2,474.6	3,039.8
Operating Segment Income(2)	2,033.8	2,007.6	1,065.6	955.6
Margin	40.3%	36.9%	43.1%	31.4%

(2) These results do not include consolidation adjustments of Ps.424.8 million in revenues nor Ps.249.8 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses

Fourth quarter sales increased 55.3% to Ps.1,647.1 million compared with Ps.1,060.5 million in fourth quarter 2012, driven mainly by our feature-film distribution and soccer businesses.

Full year sales increased 15.3% to Ps.4,855.0 million compared with Ps.4,211.3 million in 2012. Businesses that performed well include feature-film distribution, soccer, radio, and gaming. The soccer business benefited from player related transactions, while the radio business saw an increase in advertising revenues. Finally, the feature-film distribution business distributed hits such as “The Hunger Games: Catching Fire” and “Instructions Not Included”.

Fourth quarter operating segment income reached Ps.196.5 million compared with Ps.15.3 million in fourth quarter 2012.

Full year operating segment income reached Ps.493.2 million compared with Ps.184.0 million in 2012, reflecting i) increases in the operating segment income of feature-film distribution, radio, and gaming; ii) a shift from loss to income in our soccer business; and iii) a smaller operating segment loss in our publishing distribution business.

Corporate Expenses

Corporate expenses increased 18.8% to Ps.358.4 million in fourth quarter 2013 compared to Ps.301.8 million in fourth quarter 2012.These expenses include share-based compensation expense, which is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Corporate expenses for the full year 2013 increased 3.8% to Ps.1,192.5 million compared to Ps.1,149.3 in 2012.

Other Expense, Net

Other expense, net, decreased by Ps.567.3 million, or 87.2%, to Ps.83.1 million in 2013, from Ps.650.4 million in 2012. This decrease reflected primarily other income from Univision in the amount of US$30 million related to the release of certain carriage rights with DirecTV held by us in the United States, as well as a lower loss on disposition of property and equipment, and a reduction in expense related to financial advisory and professional services.

Other expense, net, in 2013, included primarily donations, financial advisory and professional services, and loss on disposition of property and equipment, which was partially offset by other income from Univision.

Non-operating Results

Finance Income or Expense, Net

The following table sets forth the finance income (expense), net, stated in millions of Mexican pesos for the years ended December 31, 2013 and 2012.

	2013	2012	Increase (decrease)
Interest expense	(4,803.2)	(4,369.3)	(433.9)
Interest income	1,130.0	1,044.3	85.7
Foreign exchange (loss) gain, net	(283.8)	127.4	(411.2)
Other finance income (expense), net	4,841.7	(152.9)	4,994.6
Finance income (expense), net	884.7	(3,350.5)	4,235.2

The finance income, net, increased by Ps.4,235.2 million to Ps.884.7 million in 2013 from a finance expense of Ps.3,350.5 million in 2012. This increase reflected primarily i) a Ps.4,994.6 million increase in other finance income, net, resulting  primarily from a non-cash gain in fair value of our option to convert our investment in debentures issued by BMP, the controlling company of Univision,  into shares of capital stock of BMP; and ii) a Ps.85.7 million increase in interest income explained primarily by a higher average amount of cash, cash equivalents and temporary investments  during 2013. These favorable variances were offset by i) a Ps.433.9 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in 2013; and ii) a Ps.411.2 million increase in foreign exchange loss resulting primarily from the effect of a 1.7% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in 2013 compared with a 8.1% appreciation and a lower average net U.S. dollar liability position in 2012.

Share of Loss of Joint Ventures and Associates, Net

Share of loss of joint ventures and associates, net, increased by Ps.4,993.3 million, to Ps.5,659.9 million in 2013 from Ps.666.6 million in 2012. This increase reflected primarily a non-cash impairment adjustment to our net investment in GSF, our 50% joint venture in the Iusacell telecom business. This effect was partially offset by an increase in our share of income of BMP, the controlling company of Univision.

Income Taxes

Income taxes decreased by Ps.324.4 million, or 8%, to Ps.3,729.0 million in 2013 compared with Ps.4,053.4 million in 2012. This decrease reflected primarily a lower effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.1,177.4 million, or 90%, to Ps.2,485.9 million in 2013, compared with Ps.1,308.5 million in 2012. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable and Telecom segments. This increase resulted primarily from the recognition of deferred income tax assets, which included a benefit from tax loss carryforwards related to these segments in connection with the recently enacted 2014 Tax Reform.

Other Relevant Information

Capital Expenditures and Investments

During 2013, we invested approximately US$1,157.8 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately US$599.9 million for our Cable and Telecom segment, US$397.7 million for our Sky segment, and US$160.2 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during 2013 included approximately US$187.9 million for Cablevisión, US$245.5 million for Cablemás, US$112.8 million for TVI, and US$53.7 million for Bestel.

During 2013, we made additional capital contributions in connection with our 50% joint interest in GSF in the aggregate amount of Ps.1,587.5 million.

Also, during third quarter 2013, we made an investment in the amount of Ps.7,000 million in convertible debt instruments which, subject to regulatory approval, will allow us to acquire 95% of the equity interest of Tenedora Ares, S.A.P.I. de C.V. (“Ares”), owner of 51% of the equity interest of Grupo Cable TV, S.A. de C.V. (“Cablecom”), a telecommunications company that offers video, telephony and data services in Mexico. In addition, Ares has an option to acquire in the future, subject to regulatory approvals, the remaining 49% of the equity interest of Cablecom. As part of this transaction, we invested in a long-term debt instrument issued by Ares in the amount of US$195 million.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of December 31, 2013 and 2012. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2013	Dec 31, 2012	Increase (decrease)
Short-term debt and current portion of long-term debt	312.7	375.0	(62.3)
Long-term debt, net of finance costs of Ps.807.0 million and Ps.798.0 million as of December 31, 2013 and December 31, 2012, respectively	59,743.1	52,616.4	7,126.7
Total debt	60,055.8	52,991.4	7,064.4
Current portion of finance lease obligations	424.7	439.2	(14.5)
Long-term finance lease obligations (excluding current portion)	4,494.6	4,531.9	(37.3)
Total finance lease obligations	4,919.3	4,971.1	(51.8)

As of December 31, 2013, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.34,993.7 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of December 31, 2013, amounted to Ps.4,647.1 million.

Shares Outstanding

As of December 31, 2013 and 2012, our shares outstanding amounted to 335,501.0 million and 333,897.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,867.5 million and 2,853.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2013 and 2012, the GDS (Global Depositary Shares) equivalents outstanding amounted to 573.5 million and 570.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico, produces and distributes 17 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision and to other television networks in over 50 countries.  Televisa is also a major participant in Mexico´s telecommunications industry. It has a controlling interest in Sky, Mexico’s leading direct-to-home satellite television system and in four cable and telecommunications companies: Cablevisión, Cablemás, TVI, and Bestel. Through its cable investments, Televisa offers video, voice, and broadband services. In addition, Televisa has a 50 percent equity stake in Grupo Iusacell S.A. de C.V., Mexico’s third largest mobile telecom provider. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and any necessary approval of the FCC, would represent approximately 37% on a fully diluted basis of the equity capital in Univision Communications Inc. (“Univision”). Univision is the leading media company serving the Hispanic market. (Source: Grupo Televisa)

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / ir@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2012
(Millions of Mexican Pesos)

	December 31,		December 31,
	2013		2012
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	16,692.0	Ps.	19,063.3
Temporary investments		3,723.0		5,317.3
Trade notes and accounts receivable, net		20,734.1		18,982.3
Other accounts and notes receivable, net		2,405.9		2,475.5
Derivative financial instruments		3.4		2.4
Due from affiliated companies		1,353.6		1,436.9
Transmission rights and programming		4,953.8		4,462.3
Inventories, net		2,001.9		1,508.6
Other current assets		1,606.7		1,389.1
Total current assets		53,474.4		54,637.7

Non-current assets:
Accounts receivable		-		334.8
Derivative financial instruments		4.9		12.6
Transmission rights and programming		8,798.2		6,435.6
Investments in financial instruments		38,016.4		20,867.6
Investments in joint ventures and associates		18,250.8		22,111.3
Property, plant and equipment, net		53,476.5		48,267.3
Intangible assets, net		11,382.3		11,126.8
Deferred income taxes		11,006.6		1,100.8
Other assets		96.6		102.6
Total non-current assets		141,032.3		110,359.4
Total assets	Ps.	194,506.7	Ps.	164,997.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2013 AND 2012
(Millions of Mexican Pesos)

	Decmeber 31,		December 31,
	2013		2012
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	312.7	Ps.	375.0
Current portion of finance lease obligations		424.7		439.2
Trade payable		10,186.0		8,594.1
Customer deposits and advances		21,962.9		21,215.9
Income taxes payable		463.1		512.6
Other tax payable		1,050.0		843.2
Interest payable		796.2		741.8
Employee benefits		353.4		301.8
Derivative financial instruments		-		1.2
Due to affiliated companies		183.3		27.5
Other accrued liabilities		4,440.5		3,193.3
Total current liabilities		40,172.8		36,245.6
Non-current liabilities:
Long-term debt, net of current portion		59,743.1		52,616.4
Finance lease obligations, net of current portion		4,494.6		4,531.9
Derivative financial instruments		335.3		351.6
Customer deposits and advances		474.0		769.3
Other long-term liabilities		10,298.9		1,977.9
Post-employment benefits		79.8		38.8
Total non-current liabilities		75,425.7		60,285.9
Total liabilities		115,598.5		96,531.5

EQUITY

Capital stock		4,978.1		4,978.1
Additional paid-in capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		46,744.9		40,139.3
Net income for the period		7,748.3		8,760.6
		56,632.2		51,038.9
Accumulated other comprehensive income, net		3,791.9		1,805.9
Shares repurchased		(12,617.3)		(13,103.2)
		47,806.8		39,741.6
Equity attributable to stockholders of the Company		68,674.7		60,609.5
Non-controlling interests		10,233.5		7,856.1
Total equity		78,908.2		68,465.6
Total liabilities and equity	Ps.	194,506.7	Ps.	164,997.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2013 AND 2012
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2013		2012		2013		2012
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	21,443.1	Ps.	19,792.5	Ps.	73,790.7	Ps.	69,290.4

Cost of sales		11,487.2		10,528.8		39,602.4		36,795.9

Selling expenses		2,214.3		1,703.4		7,280.6		6,251.8

Administrative expenses		2,178.5		2,019.5		8,086.2		7,452.7
Income before other expense		5,563.1		5,540.8		18,821.5		18,790.0
Other expense, net		(244.0)		(217.1)		(83.1)		(650.4)
Operating income		5,319.1		5,323.7		18,738.4		18,139.6
Finance expense		(1,299.4)		(1,142.4)		(5,087.0)		(4,522.2)
Finance income		5,358.1		1,124.7		5,971.7		1,171.7
Finance income (expense), net		4,058.7		(17.7)		884.7		(3,350.5)
Share of loss of joint ventures
and associates, net		(4,736.8)		(432.8)		(5,659.9)		(666.6)
Income before income taxes		4,641.0		4,873.2		13,963.2		14,122.5
Income taxes		783.5		1,768.1		3,729.0		4,053.4
Net income	Ps.	3,857.5	Ps.	3,105.1	Ps.	10,234.2	Ps.	10,069.1

Net income attributable to:
Stockholders of the Company	Ps.	2,463.8	Ps.	2,998.1	Ps.	7,748.3	Ps.	8,760.6
Non-controlling interests		1,393.7		107.0		2,485.9		1,308.5
Net income	Ps.	3,857.5	Ps.	3,105.1	Ps.	10,234.2	Ps.	10,069.1

Basic earnings per CPO attributable
to stockholders of the Company	Ps.	0.86	Ps.	1.05	Ps.	2.71	Ps.	3.08

Fourth Quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2013 and 2012, for each of our business segments. Fourth Quarter consolidated results for 2013 and 2012 are presented in millions of Mexican pesos.

Net Sales	4Q 2013%		4Q 2012%		Change %
Content	10,433.8	47.9	10,218.7	50.8	2.1
Publishing	927.7	4.2	1,000.3	5.0	(7.3)
Sky	4,180.7	19.2	3,810.5	18.9	9.7
Cable and Telecom	4,599.4	21.1	4,037.0	20.0	13.9
Other Businesses	1,647.1	7.6	1,060.5	5.3	55.3
Segment Net Sales	21,788.7	100.0	20,127.0	100.0	8.3
Intersegment Operations1	(345.6)		(334.5)		(3.3)
Net Sales	21,443.1		19,792.5		8.3

Operating Segment Income2	4Q 2013	Margin %	4Q 2012	Margin %	Change %
Content	4,705.4	45.1	4,807.8	47.0	(2.1)
Publishing	144.4	15.6	135.6	13.6	6.5
Sky	1,787.3	42.8	1,604.4	42.1	11.4
Cable and Telecom	1,656.2	36.0	1,579.1	39.1	4.9
Other Businesses	196.5	11.9	15.3	1.4	NA
Operating Segment Income	8,489.8	39.0	8,142.2	40.5	4.3
Corporate Expenses	(358.4)	(1.6)	(301.8)	(1.5)	(18.8)
Depreciation and Amortization	(2,568.3)	(12.0)	(2,299.6)	(11.6)	(11.7)
Other Expense, net	(244.0)	(1.1)	(217.1)	(1.1)	(12.4)
Operating Income	5,319.1	24.8	5,323.7	26.9	(0.1)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 21, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel